Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AZITRA, INC.

Azitra, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1. That the amended and restated certificate of incorporation of the Corporation is hereby amended by deleting the provision appearing at the end of Article Fourth, Part A thereof that was added thereto pursuant to the Certificate of Amendment to the Certificate of Incorporation that became effective at 12:01 a.m. Eastern Time on July 1, 2024 and inserting in lieu thereof the following:

“Upon the effectiveness (the “Effective Time”) of the Certificate of Amendment inserting this paragraph in the Certificate of Incorporation, each six and sixty-six hundredths (6.66) shares of Common Stock that are issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Split”). The Reverse Split shall occur automatically without any further action by the Corporation or its stockholders and whether or not any certificate representing such shares immediately prior to the Effective Time (an “Old Certificate”) is surrendered to the Corporation. No fractional shares of Common Stock will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares as a result of the Reverse Stock Split, will be entitled to receive cash (without interest) in lieu of fractional shares, equal to such fraction multiplied by the average of the closing sales prices of the Common Stock on the exchange the Corporation is currently trading during regular trading hours for the five consecutive trading days immediately preceding the effective date of the Reverse Split (with such average closing sales prices being adjusted to give effect to the Reverse Split). Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been reclassified and combined, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Corporation.”

2. That this amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. That this Certificate of Amendment shall become effective at 12:01 a.m. on August 21, 2025.

IN WITNESS WHEREOF, Azitra, Inc. has caused this Certificate of Amendment to be signed by its authorized officer, as of August 20, 2025.

AZITRA, INC.

By:	/s/ Francisco Salva
Name:	Francisco Salva
Title:	Chief Executive Officer